Exhibit d-6

AMENDMENT TO SCHEDULE III OF THE

INVESTMENT ADVISORY AGREEMENT

WHEREAS, Fred Alger Management (“Alger Management”), pursuant to the Investment Advisory Agreement dated February 14, 2007 (the “Agreement”), is the investment manager to The Alger Funds (the “Fund”); and

WHEREAS, The Board of Trustees of The Fund authorized the creation of Class P-2 shares of the Alger 35 Fund, a series of the Fund, at a duly convened meeting on September 17, 2018; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the Parties hereby amend the Agreement as follows:

1.              Schedule III of the Agreement is hereby deleted in its entirety and replaced with Schedule III as attached.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 17th day of September, 2018.

The Alger Funds		Fred Alger Management, Inc.

By its authorized officer,		By its authorized officer,

By:	/s/ Tina Payne	By:	/s/ Tina Payne
Name:	Tina Payne	Name:	Tina Payne
Title:	Secretary	Title:	Senior Vice President

Date:	September 17, 2018	Date:	September 17, 2018

Schedule III

General. In consideration of the services described in the agreement, we will pay you, in the case of each Performance Fee Fund, a fee (“Management Fee”) that will be composed of a Base Fee (defined below) and a Performance Adjustment (defined below) to the Base Fee calculated for each Performance Period (as defined below) based upon the investment performance of the Class of such Performance Fee Fund with the highest expense ratio for such performance period (“Measuring Class”) in relation to the investment record of a securities index (Index) over the same performance period.

Base Fee. The base fee is calculated and accrued daily, at a specified annualized percentage rate of the Performance Fee Fund’s average daily net assets (“Base Fee”) as set forth below.

Performance Fee Fund	Base Fee
Alger 35 Fund	0.55%

Performance Adjustment. FAM’s compensation is increased or decreased from the Base Fee by a performance adjustment (“Performance Adjustment”) that depends on whether, and to what extent, the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle (as set forth below) over the Performance Period.

Performance Fee Fund	Index Hurdle
Alger 35 Fund	S&P 500 Index plus 2.50% (250 basis points)

Alger 35 Fund

The Performance Adjustment is calculated and accrued daily, according to a schedule that adds or subtracts 0.001% (0.1 basis points) of the Performance Fee Fund’s average daily net assets for each 0.01% (1 basis point) of absolute performance by which the performance of the Measuring Class exceeds or lags the performance of the Index Hurdle for the period from the beginning of the Performance Period through the prior business day.  The maximum Performance Adjustment (positive or negative) will not exceed an annualized rate of +/- 0.25% (25 basis points) of the Performance Fee Fund’s average daily net assets, which would occur when the performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle by 2.50% percentage points (250 basis points) for the Performance Period.

All Performance Fee Funds

For purposes of calculating the Performance Adjustment, the investment performance of the Measuring Class will be the sum of:

1.              the change in the Class’ net asset value (“NAV”) per share during the Performance Period; plus

2.              the value of the Class’ cash distributions per share accumulated to the end of the Performance Period; plus

3.              the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period, expressed as a percentage of the Class’ NAV per share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in shares of the Class at the NAV per share in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

The investment record of the Index will be the sum of:

1.              the change in the level of the Index during the Performance Period; plus

2.              the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period, expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities which comprise the Index shall be treated as reinvested in the Index at least as frequently as the end of each calendar quarter following the payment of the dividend.

Notwithstanding any other provision in this Schedule II, any calculations of the investment performance of the Measuring Class and the investment performance of the Performance Fee Fund’s Index will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder.

Performance Period. The period over which performance is measured (“Performance Period”) is a 12-month period beginning on the first business day in the month of November through October 31 of the next year.

Initial Performance Period. The Performance Period generally consists of a 12-month period, although the Performance Adjustment will be 7/12 (the “Initial Performance Adjustment”) during the period from the first day of the first full month after the start of the Fund’s operations until October 31, 2018 (the “Initial Performance Period”). During the Initial Performance Period, the Fund’s Base Fee plus Initial Performance Adjustment will apply. As a result of this arrangement, the Fund’s effective fee with respect to the Initial Performance Period may be lower or higher than the Base Fee, depending on whether the investment performance of the Measuring Class exceeds, or is exceeded by, the performance of the Index Hurdle over the Initial Performance Period.

Payment of Fees. With respect to each Performance Fee Fund, the Fund will pay FAM, on a monthly basis, the minimum fee rate of 0.30% on an annualized basis (Base Fee minus the maximum Performance Adjustment) applied to the average daily net assets of the Performance Fee Fund for the month.  At the end of the Performance Period, the Fund will pay FAM the total Management Fee for the Performance Period, less the amount of any minimum fees paid during the Performance Period.

Measuring Class. The Measuring Class of shares of the Performance Fee Fund for any Performance Period will be the class with the highest expense ratio for such Performance Period.  If the Fund’s Board of Directors determines that a different class of shares of the Performance Fee Fund is the most appropriate for use in calculating the Performance Adjustment, the Board may change the class of shares used as the Measuring Class without shareholder approval, unless shareholder approval of such change is otherwise required by applicable law. If a different class of shares (the “Replacement Measuring Class”) is substituted in calculating the Performance Adjustment, the use of the Replacement Measuring Class of shares for purposes of calculating the Performance Adjustment may apply to the entire Performance Period so long as the Replacement Measuring Class was outstanding at the beginning of such period. If the Replacement Measuring Class of shares was not outstanding for all of the Performance Period, the Replacement Measuring Class may only be used in calculating that portion of the Performance Adjustment attributable to the period during which the Replacement Measuring Class was outstanding, and any previous portion of the Performance Period will be calculated using the Measuring Class.